Room 4561
Via fax (724) 514-9699

May 21, 2008

James E. Cashman III
President and Chief Executive Officer
Synnex Corporation
275 Technology Drive
Canonsburg, PA 15317

>**Re:** **Ansys, Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2007**
>**Filed February 28, 2008**
>**File no. 0-20853**

Dear Mr. Cashman:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

1.   You disclose that your business is subject to intense competition and price pressure that may impact your revenues and operating costs. However, your discussion of the actual affects of competitive conditions on your operations and

results during the three most recently completed years and of management's plans to meet competitive challenges is minimal. Please tell us what consideration you gave to discussing material opportunities, challenges and risks that were and are presented by competitive conditions in your industry. In preparing the Overview section of future management's discussions, to the extent material, please address the effect of competition and changes in prices and the short and long term steps or strategic plans taken or planned by your executives in this regard. See Section III.A of SEC Release 33-8350.

Item 9A: Controls and Procedures, page 40

2.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures were <u>functioning effectively</u> to provide reasonable assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules. Tell us how your officers considered Exchange Act Rule 13a-15(e) in concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Further, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are <u>effective.</u> Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

3.   We note your statement that "…such disclosure controls and procedures were functioning effectively to provide reasonable assurance..." In your response letter, please tell us whether the specified executives concluded that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. Please also confirm that you the effectiveness conclusions expressed in future filings will address the design of your disclosure controls and procedures as well as their operation.

4.   Also, tell us how you considered the requirements of Item 308(c) of Regulation S-K to disclose any change in the Company's internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. If there were no such changes, then revise to clearly indicate as such.

Consolidated Statements of Income, page 46

5.   We note from your disclosures on page 8 that the Company's lease licenses
        include maintenance and technical support services as well as upgrades. We
        further note from your disclosure on page 49 that you classify revenue from such
        arrangements as license revenue. Please tell us how you considered including a
        separate revenue, and related cost of revenue line item for bundled arrangements
        that are not separable because of the absence of VSOE for the undelivered PCS
        element. Also, please tell us how your current presentation complies with Rule 5-
        03(b)(1) and (2) of Regulation S-X. Further, assuming that your presentation is
        considered reasonable for purposes of complying with Regulation S-X, tell us
        how you considered including a discussion of your revenue allocations and the
        reasons for such presentation, in your footnote and MD&A disclosures.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 49

6.   We note from your disclosures on page 7 that during fiscal 2007 approximately
        30% of the Company's total revenue was derived through indirect sales channels.
        Please explain further your revenue recognition policy for your indirect sales. For
        instance, tell us whether revenue from your channel partners and resellers is
        recognized on a sell-in or sell through basis. If your policy differs amongst
        resellers, then please explain why. Also, tell us whether you offer your resellers
        any rights of return or price protection and if so, tell us how you account for such
        contingencies. Further, tell us how you considered including a discussion of your
        revenue recognition policy as it relates to indirect sales in your footnote
        disclosures.

7.   We note that the Company's services revenues have continued to increase since
        the Fluent acquisition. Please explain further your revenue recognition policy for
        services (excluding maintenance services). In this regard, we note that Fluent
        recognizes training and consulting revenues upon completion of services or, in
        certain instances, on the percentage-of-completion method. Does the Company
        apply contract accounting to your service contracts (i.e. engineering consulting
        services)? If so, please tell us how you considered footnote 1 of SOP 81-1 which
        does not permit the use of contract accounting for service contracts.

Note 6. Correction to 2006 Consolidated Balance Sheet, page 57

8.   We note that the Company restated the December 31, 2006 consolidated balance
        sheet to record a deferred tax liability for indefinite life intangible assets acquired
        from Fluent. Please tell us how you determined that these adjustments were not
        material to the Company's previously filed quarterly financial statements and why
        you believed that amendments to the 2007 Forms 10-Q were not necessary. In

this regard, tell us how you assessed the materiality of this restatement for each line impacted and please provide your SAB 99 analysis to support your conclusions. In addition, tell us how your auditors considered including a reference in their audit report with regards to this error correction pursuant to AU 508.16 and 561.06.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Staff Attorney, at

(202) 551-3535 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief